SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   September 28, 2004

SEMPRA ENERGY

(Exact name of registrant as specified in its charter)

CALIFORNIA	1-14201	33-0732627
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.

101 ASH STREET, SAN DIEGO, CALIFORNIA	92101
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (619) 696-2034

(Former name or former address, if changed since last report.)

FORM 8-K

Item 8.01 Other Events

As previously reported, in December 2003 our California utilities, Southern California Gas Company (SoCalGas) and San Diego Gas & Electric Company (SDG&E), filed with the California Public Utilities Commission (CPUC) proposed settlements of their cost of service proceedings. The settlements, if approved by the CPUC, would reduce the utilities' annual rate revenues by an aggregate net amount of approximately $46 million from the rates in effect during 2003. The CPUC's Office of Ratepayer Advocates and most other major parties to the cost of service proceedings have recommended that the CPUC approve the settlements.

On September 28, 2004, the CPUC's Administrative Law Judge and the CPUC Commissioner assigned to the cost of service proceedings issued differing recommended decisions for consideration by the CPUC. The Administrative Law Judge's proposed decision would, if adopted by the CPUC, increase annual rate revenues by $60 million from that contemplated by the settlements but would also adopt a one-way balancing account requiring that any reductions in operating labor costs from those estimated in establishing rates be refunded to customers. CPUC Commissioner Wood's alternate proposed decision, which does not include a one-way labor balancing account, would, if adopted by the CPUC, increase the annual rate reduction by an additional $24 million from that contemplated by the settlements.

We believe that a factual error relating to SDG&E's nuclear electric rate revenues was applied in both of the proposed decisions which, if corrected, would increase the annual rate revenues that would be provided by the Administrative Law Judge's proposed decision to $87 million above that contemplated by the settlements and would increase the annual rate revenues that would be provided by Commissioner Wood's alternative proposed decision to $3 million above that contemplated by the settlements. Both proposed decisions would approve balancing accounts for pension costs similar to those contemplated by the settlements and various other cost balancing accounts not contemplated by the settlements. Both decisions also contemplate that the rates resulting from the cost of service proceedings would remain effective through 2007 subject to annual attrition adjustments.

The CPUC may accept either of the decisions as proposed or with modifications, or reject both and adopt a different outcome. Under its rules the earliest that the CPUC could act on the proposed decisions is at its meeting scheduled to be held on October 28, 2004. However, the CPUC may and frequently does defer acting upon proposed decisions to subsequent meetings.

The CPUC previously ordered that any changes in rates resulting from the cost of service proceedings would be effective retroactively to January 1, 2004. Consequently, during 2004 the utilities have, in general, recorded revenue and resulting net income in a manner consistent with the reduced rates contemplated by the proposed settlements, except for the favorable effect of the recovery of pension costs contemplated by the proposed settlements and provided by both proposed decisions. To the extent that the revenues provided by the CPUC's decision in the cost of service proceedings differ from those previously recorded, a reconciling adjustment to revenues and resulting net income would be recorded in the quarter in which the CPUC's decision becomes final.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: September 29, 2004

By: /s/ F. H. Ault

F. H. Ault
Sr. Vice President and Controller